                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                         Cascade Communications Corp.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  147184 10 5
                        ------------------------------
                                 (CUSIP Number)

                                 Robert K. Dahl
                            Chief Financial Officer
                          Ascend Communications, Inc.
                                One Ascend Plaza
                            1701 Harbor Bay Parkway
                               Alameda, CA 94502
                                 (510) 769-6001

                                with a copy to:

                        Gregory M. Gallo & Rod J. Howard
                          Gray Cary Ware & Freidenrich
                           A Professional Corporation
                              400 Hamilton Avenue
                              Palo Alto, CA 94301
                                 (415) 833-2000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 30, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (12-91)

-------------------------                               ----------------------
 CUSIP NO. 147184 10 5            SCHEDULE 13D            Page 3 of 15 Pages
-------------------------                               ----------------------


--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Ascend Communications, Inc.   IRS Identification No. 94-3092033
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      WC, BK, OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7    SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY              18,765,939(1)
  BY EACH      -----------------------------------------------------------------
 REPORTING        8    SHARED VOTING POWER
  PERSON
   WITH                4,425,742(2)
               -----------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                       18,765,939(1)
               -----------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,191,681(1) (2)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      [_]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.1(3)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

-------------------------                               ----------------------
 CUSIP NO. 147184 10 5            SCHEDULE 13D            Page 4 of 15 Pages
-------------------------                               ----------------------


(1) Of the shares of common stock, par value $.001, of Cascade Communications Corp. (the "Issuer") covered by this report, 18,765,939 are purchasable by Ascend Communications, Inc. ("Ascend") upon exercise of an option (the "Option") granted to Ascend pursuant to the Cascade Stock Option Agreement dated as of March 30, 1997 between the Issuer and Ascend (the "Stock Option Agreement") and described in Item 4 of this Schedule 13D. The number of shares indicated represents 19.9% of the total outstanding shares of common stock of the Issuer as of March 19, 1997, excluding shares issuable upon exercise of the Option, as represented by the Issuer in the Agreement and Plan of Reorganization dated as of March 30, 1997 by and among Ascend, Catskill Merger Corporation and the Issuer (the "Merger Agreement"). The exact number of shares of common stock of the Issuer purchasable by Ascend upon exercise of the Option is equal to 19.9% of the total number of shares of common stock of the Issuer outstanding as of March 30, 1997 (subject to adjustment in the event of certain changes in the capitalization of the Issuer). The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to the exercise of the Option, Ascend is not entitled to any rights as a stockholder of the Issuer as to the shares covered by the Option, and Ascend expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by Ascend upon exercise of the Option.

(2) As an inducement to Ascend to enter into the Merger Agreement, the Issuer has caused all of the directors and executive officers of the Issuer to enter into Cascade Director and Officer Stock Voting Agreements (the "Voting Agreements") with Ascend pursuant to which such directors and officers have irrevocably appointed Ascend as their lawful attorney and proxy. Such proxy gives Ascend the limited right to vote all shares of the Issuer's common stock held by the parties to the Voting Agreements in favor of adoption of the Merger Agreement and approval of the Merger and any proposal or action which would, or could reasonably be expected to, facilitate the Merger, and against competing proposals. The number of shares indicated includes an aggregate of 2,516,549 shares issuable upon exercise of stock options held by the parties to the Voting Agreements. The names of the parties to the Voting Agreements and the number of shares beneficially owned by each of them are set forth in Schedule B hereto which is incorporated herein by reference. Inasmuch as Ascend's voting rights under the Voting Agreements are limited solely to certain matters related to the Merger, and Ascend has no economic interest in or affirmative dispositive power over the shares of the Issuer's common stock covered thereby, Ascend expressly disclaims beneficial ownership of the shares of common stock of the Issuer covered by the Voting Agreements.

(3) The percentage reflects the total number of shares of Common Stock of the Issuer that would be outstanding giving effect to the issuance by the Issuer of 18,765,939 shares of common stock upon exercise of the Option and 2,516,549 shares of common stock upon exercise of stock options held by the parties to the Voting Agreements.

-------------------------                               ----------------------
 CUSIP NO. 147184 10 5            SCHEDULE 13D            Page 5 of 15 Pages
-------------------------                               ----------------------


Item 1.  Security and Issuer.
-------  --------------------

This Schedule 13D relates to the common stock, par value $.001 per share ("Common Stock") of Cascade Communications Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are at 5 Carlisle Road, Westford, Massachusetts 01886.

Item 2.   Identity and Background.
-------   ------------------------

This Schedule 13D is filed by Ascend Communications, Inc., a Delaware corporation ("Ascend"). Ascend develops, manufactures, markets, sells and supports a broad range of high-speed integrated remote networking products.

During the last five years, to the best of Ascend's knowledge, neither Ascend nor any person named in Schedule A to this 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Attached hereto as Schedule A is an appendix to Item 2 setting forth, to the best of Ascend's knowledge as of the date hereof, certain additional information concerning the directors and executive officers of Ascend. The information contained in Schedule A is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

This Schedule 13D relates to (i) the Option granted by the Issuer to purchase shares of Common Stock from the Issuer and (ii) the Voting Agreements between Ascend and the individual executive officers and directors of the Issuer, both as described in Item 4 below.

The Option entitles Ascend to purchase up to approximately 18,765,939 shares of Common Stock under the circumstances specified in the Stock Option Agreement as described in Item 4. The exact number of shares of Common Stock subject to the Option is equal to 19.9% of the total number of shares of Common Stock outstanding as of March 30, 1997 (subject to adjustment in the event of certain changes in the capitalization of the Issuer). The purchase price under the Option is payable either in cash or in shares of Ascend's common stock. The exercise price for a cash exercise is equal to $36.40 per share of the Issuer's Common Stock, and the exercise price for a stock exercise is equal to 0.7 of a share of Ascend common stock for each share of the Issuer's Common Stock subject to the Option. It is presently anticipated that any purchases of the Issuer's Common Stock for which Ascend elects to pay cash would be made with funds generated by a combination of available working capital, bank or other borrowings and/or the sale, in whole or in part, of shares of Common Stock acquired upon exercise of the Option. In addition, Ascend could elect to pay the exercise price by delivery of shares of Ascend common stock. Such shares would be newly-issued after approval of such issuance by Ascend's board of directors. Reference is hereby made to the Stock Option Agreement, which is included as
Exhibit 1 to this Schedule 13D, for the full text of its terms, including the conditions upon which it may be exercised. The Stock Option Agreement is incorporated herein by reference in its entirety. If the Merger is consummated pursuant to the Merger Agreement, the Option will not be exercised. No monetary consideration was paid by Ascend to the Issuer for the Option.

As an inducement to the Issuer to enter into the Merger Agreement, Issuer and Ascend have also entered into an Ascend Stock Option Agreement (the "Ascend Option"), which entitles the Issuer to purchase up to 19.9% of the total number of shares of Ascend common stock outstanding as of March 30, 1997, subject to adjustment in the event of certain changes in Ascend's capitalization. Based on the number of shares of Ascend common stock outstanding as of March 24, 1997, the Issuer would be entitled under the Ascend Option to acquire up to 24,025,741, shares of Ascend common stock. The rights of the Issuer under the Ascend Option are substantially parallel to those of Ascend under the Stock Option Agreement. No monetary consideration was paid by the Issuer to Ascend for the Ascend Option.

As a further inducement to Ascend to enter into the Merger Agreement, the Issuer has caused all of the directors and executive officers of the Issuer to enter into the Voting Agreements with Ascend pursuant to which such directors and officers have irrevocably appointed Ascend as their lawful attorney and proxy for certain matters relating to the Merger. Such proxy gives Ascend the limited right to vote all shares of the Issuer's Common Stock held by the parties to the Voting Agreements in favor of adoption of the Merger Agreement and approval of the Merger and any proposal or action which would, or could reasonably be expected to, facilitate the Merger, and against

                              Page 5 of 15 pages

-------------------------                               ----------------------
 CUSIP NO. 147184 10 5           SCHEDULE 13D            Page 6 of 15 Pages
-------------------------                               ----------------------



competing proposals. Reference is hereby made to the form of Voting Agreement, which is included as Exhibit 2 to this Schedule 13D, for the full text of its terms and of the irrevocable proxy granted pursuant thereto. The Voting Agreements terminate upon the earlier to occur of the Effective Time of the Merger, as defined in the Merger Agreement, and the termination of the Merger Agreement. The form of Voting Agreement is incorporated herein by reference in its entirety. The shares of Common Stock covered by this Schedule 13D include an aggregate of 4,425,742 shares subject or potentially subject to the Voting Agreements, including 2,516,549 shares issuable upon exercise of stock options held by the parties to the Voting Agreements. The names of the parties to the Voting Agreements and the number of shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated by this reference. As a further inducement to Ascend to enter into the Merger Agreement, the Issuer has also caused the directors and executive officers of the Issuer named on Schedule B to enter into agreements (the "Director, Officer and Stockholder Agreements"), pursuant to which such directors and officers have agreed to certain restrictions on their ability to sell their shares of the Issuer's Common Stock and any shares of Ascend common stock which they receive as a result of the Merger, except to the extent permitted by Rule 145 under the Securities Act of 1933, as amended, and except as permitted by accounting rules relating to pooling of interests. No monetary consideration was paid by Ascend to the Issuer or to the parties named in Schedule B for the Voting Agreements or the Director, Officer and Stockholder Agreements. Inasmuch as Ascend's voting rights under the Voting Agreements are limited solely to certain matters related to the Merger, and Ascend has no economic interest in or affirmative dispositive power over the shares of the Issuer's Common Stock covered by the Voting Agreements or the Director, Officer and Stockholder Agreements, Ascend expressly disclaims beneficial ownership of such shares of Common Stock of the Issuer.

Item 4.  Purpose of Transaction.
-------  -----------------------

As stated above, the Option was granted to Ascend, and the Voting Agreements were entered into, in connection with the execution of the Merger Agreement. Upon consummation of the Merger pursuant to the Merger Agreement, which is subject to customary conditions, including the approval of the stockholders of Ascend and the Issuer, expiration or early termination of applicable waiting periods, and the satisfaction or waiver of various other conditions, Catskill Merger Corporation, a wholly-owned subsidiary of Ascend, will be merged with and into the Issuer, which will be the surviving corporation. As a result, the Issuer will become a wholly-owned subsidiary of Ascend, and each share of the Issuer's Common Stock then outstanding will be converted into the right to receive 0.7 (the "Exchange Ratio") of a share of Ascend common stock (and a proportionate cash payment in lieu of any fractional shares). At the effective time of the Merger pursuant to the Merger Agreement, any outstanding, but unexercised options or rights to purchase Common Stock of the Issuer will be assumed by Ascend and will become options or rights to acquire shares of Ascend common stock, as adjusted to reflect the Exchange Ratio. The Merger Agreement provides that the Ascend Board of Directors will elect Messrs. Daniel E. Smith, Paul J. Ferri and Gururaj Deshpande, each of whom is a current director of the Issuer, to the Ascend Board of Directors effective upon the consummation of the Merger. In addition, following the Merger, certain executive officers of the Issuer will become executive officers and key management employees of Ascend.

Subject to certain limitations, the Option is exercisable, in whole or in part, at any time or from time to time after the occurrence of the earliest event (a "Trigger Event") which causes a Cascade Termination Fee or Cascade Post-Termination Fee to become payable to Ascend by the Issuer under the Merger Agreement. A Trigger Event will be deemed to have occurred and the Option will become exercisable under the following circumstances:

(1) upon the termination of the Merger Agreement by Ascend if (A)(i) the Board of Directors of the Issuer shall have withdrawn or modified its recommendation of the Merger Agreement or the Merger in a manner adverse to Ascend; (ii) an Alternative Transaction (as defined below) involving the Issuer shall have taken place or the Board of Directors of the Issuer shall have recommended such an Alternative Transaction (or a proposal or offer therefor) to the stockholders of the Issuer or shall have publicly announced its intention to recommend such an Alternative Transaction (or a proposal or offer therefor) or to engage in an Alternative Transaction; or (iii) a tender offer or exchange offer for twenty percent (20%) or more of the outstanding shares of the Common Stock shall have been commenced or a registration statement with respect thereto shall have been filed (other than by Ascend or an affiliate thereof) and the Board of Directors of the Issuer shall have (x) recommended that the stockholders of the Issuer tender their shares in such tender or exchange offer or (y) publicly announced its intention to take no position with respect to such tender offer, and, (B) at the time of the event giving rise to the right of Ascend to terminate, an Alternative Transaction involving the Issuer shall have been announced or proposed which shall not have been absolutely and unconditionally withdrawn and abandoned; or

(2) upon the termination of the Merger Agreement by Ascend if the Issuer shall have willfully or intentionally breached any representation, warranty, covenant or agreement on the part of the Issuer set forth in the Merger Agreement, which breach, if uncured, would cause any of the conditions to the closing of the Merger not to be satisfied,

                              Page 6 of 15 pages

-------------------------                               ----------------------
 CUSIP NO. 147184 10 5           SCHEDULE 13D            Page 7 of 15 Pages
-------------------------                               ----------------------




and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within ten (10) business days following receipt by the Issuer of written notice of such breach from Ascend, and, at the time of the event giving rise to the right of Ascend to terminate, an Alternative Transaction involving the Issuer shall have been announced or proposed which shall not have been absolutely and unconditionally withdrawn and abandoned; or

(3) upon the termination of the Merger Agreement by the Issuer as a result of the failure to receive the requisite vote for adoption of the Merger Agreement and approval of the Merger by the stockholders of the Issuer, and, at the time of the event giving rise to the right of the Issuer to terminate, an Alternative Transaction involving the Issuer shall have been announced or proposed which shall not have been absolutely and unconditionally withdrawn and abandoned; or

(4) after termination of the Merger Agreement by Ascend as a result of the failure to receive the requisite vote for adoption of the Merger Agreement and approval of the Merger by the stockholders of the Issuer, if Ascend delivers written notice of such termination to the Issuer within twenty (20) days after the applicable meeting of stockholders of the Issuer, and, at the time of the event giving rise to the right of Ascend to terminate the Merger Agreement, an Alternative Transaction involving the Issuer shall have been announced or proposed which shall not have been absolutely and unconditionally withdrawn and abandoned, and the Issuer within one hundred eighty (180) days after such termination enters into a definitive written merger or other business combination agreement with the offeror in such Alternative Transaction (or any affiliate thereof) or recommends that the stockholders of the Issuer tender their shares of the Issuer's capital stock in response to a tender or exchange offer providing for an Alternative Transaction by such offeror (or any affiliate thereof).

An "Alternative Transaction" involving the Issuer means (i) a transaction or series of transactions pursuant to which any person or group (as such term is defined under the Securities Exchange Act of 1934, as amended), other than Ascend, or any affiliate thereof (a "Third Party"), acquires (or would acquire upon completion of such transaction or series of transactions) more than twenty percent (20%) of the equity securities or voting power of the Issuer or any of its material subsidiaries, pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, consolidation, share exchange or other business combination involving the Issuer or any of its material subsidiaries pursuant to which any Third Party acquires ownership (or would acquire ownership upon consummation of such merger, consolidation, share exchange or other business combination) of more than twenty percent (20%) of the outstanding equity securities or voting power of the Issuer or any of its material subsidiaries or of the entity surviving such merger or business combination or resulting from such consolidation, (iii) any other transaction or series of transactions pursuant to which any Third Party acquires (or would acquire upon completion of such transaction or series of transactions) control of assets of the Issuer or any of its material subsidiaries (including, for this purpose, outstanding equity securities of subsidiaries of such party) having a fair market value equal to more than twenty percent (20%) of the fair market value of all the consolidated assets of the Issuer immediately prior to such transaction or series of transactions, or (iv) any transaction or series of transactions pursuant to which any Third Party acquires (or would acquire upon completion of such transaction or series of transactions) control of the Board of Directors of the Issuer or by which nominees of any Third Party are (or would be) elected or appointed to a majority of the seats on the Board of Directors of the Issuer.

With certain exceptions, the Option terminates upon the occurrence of the earliest of the following:

  (i)   the Effective Time of the Merger;

  (ii) the date on which the Merger Agreement is terminated pursuant to Article VIII thereof other than under circumstances which also constitute a Trigger Event under the Stock Option Agreement, and

  (iii) (A) in the event the Option becomes exercisable pursuant to clause (i) of Section 2(a) of the Stock Option Agreement, the date two hundred seventy
(270) days after the date on which the Merger Agreement is terminated pursuant to Article VIII thereof under circumstances which also constitute a Trigger Event under clause (i) of Section 2(a) of the Stock Option Agreement, or

  (B) in the event the Option becomes exercisable pursuant to clause (ii) of
Section 2(a) of the Stock Option Agreement, the later of (I) the date two hundred seventy (270) days after the date on which the Merger Agreement is terminated pursuant to Article VIII thereof under circumstances which also constitute a Trigger Event under clause (ii) of Section 2(a) of the Stock Option Agreement and (II) the date one hundred eighty (180) days after the date on which the Option becomes exercisable pursuant to clause (ii) of Section 2(a) of the Stock Option Agreement.

In addition, the Option exercise period is automatically extended if exercise of the Option is prohibited or restrained for certain legal reasons. The Option may not be exercised if Ascend is in material breach of its material representations, warranties, covenants or agreements in the Stock Option Agreement or the Merger Agreement.

At any time when the Option is exercisable, Ascend has the right to "put" the Option, or the shares of the Issuer's Common Stock theretofore acquired by Ascend under the Option, back to the Issuer. Under these "put" provisions, Ascend has the right to require the Issuer to repurchase the Option, or the shares of the Issuer's Common Stock theretofore acquired by Ascend under the Option, either in whole or in part. At the Issuer's discretion, or if specified by Ascend, all or

                              Page 7 of 15 pages

-------------------------                               ----------------------
 CUSIP NO. 147184 10 5            SCHEDULE 13D            Page 8 of 15 Pages
-------------------------                               ----------------------


part of the share repurchase price will be paid by redelivery of shares of Ascend previously issued to the Issuer as payment of the purchase price under the Option. In such event, each share of Ascend common stock redelivered to Ascend will be valued at and exchanged for 1.428 shares of the Issuer's Common Stock.

The aggregate amount payable by the Issuer under the Stock Option Agreement is capped, as are the aggregate net proceeds receivable by Ascend from sales of shares received upon exercise of the Option. The maximum amount payable by the Issuer to Ascend under the Termination Fee and Post-Termination Fee provisions of the Merger Agreement and the "put" provisions of the Stock Option Agreement may not exceed $85 million. In addition, if Ascend would receive net proceeds of more than $85 million (over and above the aggregate exercise price) from third party sales or dispositions of the shares of Common Stock acquired under the Option, all net proceeds in excess of such amount will be remitted to the Issuer.

Under the Stock Option Agreement, each party's right to sell, assign, transfer or otherwise dispose of shares of the other party is subject to certain restrictions and first-refusal rights in favor of such other party. In addition, the Stock Option Agreement gives Ascend certain rights to have the shares acquired upon exercise of the Option registered under the Securities
Act of 1933, as amended, for sale in a public offering. The registration rights take effect after the termination of the Merger Agreement and are subject to conditions and limitations. In lieu of registration, the Stock
Option Agreement gives the Issuer the option to agree to purchase, for cash, all or part of the securities covered by the registration request, at a price equal to the average last reported sale price of the Issuer's Common Stock on The Nasdaq National Market for the preceding ten trading days. The Stock Option Agreement allows Ascend to demand two registrations, and allows the Issuer to defer the requested registrations for certain periods in the following circumstances: (i) for up to 60 days when the Issuer is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at such time and which, in the opinion of counsel to the Issuer, would be required to be disclosed in the registration statement, and
(ii) for up to 90 days when required audited financial statements are not yet available or the Issuer reasonably determines that registration would interfere with a material financing, acquisition or other transaction.

Reference is hereby made to the Stock Option Agreement, which is included as
Exhibit 1 to this Schedule 13D, for the full text of its terms, including the conditions upon which it may be exercised. The Stock Option Agreement is incorporated herein by reference in its entirety. If the Merger is consummated pursuant to the Merger Agreement, the Option will not be exercised.

As a further inducement to Ascend to enter into the Merger Agreement, the Issuer has caused all of the directors and executive officers of the Issuer to enter into the Voting Agreements with Ascend pursuant to which such directors and officers irrevocably appoint Ascend as their lawful attorney and proxy. Such proxy gives Ascend the limited right to vote all shares of the Issuer's Common Stock held by the parties to the Voting Agreements for adoption of the Merger Agreement and approval of the Merger pursuant thereto and any proposal or action which would, or could reasonably be expected to, facilitate the Merger, and against any competing proposal or any merger or combination with any party other than Ascend. The Voting Agreements, and the irrevocable proxies granted pursuant thereto, terminate upon the earlier of the effective time of the Merger and the termination of the Merger Agreement.

Reference is hereby made to the form of Voting Agreement, which is included as
Exhibit 2 to this Schedule 13D, for the full text of its terms and of the irrevocable proxy granted pursuant thereto. The form of Voting Agreement is incorporated herein by reference in its entirety. The names of the parties to the Voting Agreements and the number of shares beneficially owned by each of them are set forth in Schedule B hereto which is hereby incorporated by this reference.

As a further inducement to Ascend to enter into the Merger Agreement, the Issuer has also caused the directors and executive officers of the Issuer named on Schedule B to enter into Director, Officer and Stockholder Agreements, pursuant to which such directors and officers have agreed to certain restrictions on their ability to sell their shares of the Issuer's Common Stock and any shares of Ascend common stock which they receive as a result of the Merger, except to the extent permitted by Rule 145 under the Securities Act of 1933, as amended, and except as permitted by accounting rules relating to pooling of interests.

Inasmuch as Ascend's voting rights under the Voting Agreements are limited solely to certain matters related to the Merger, and Ascend has no economic interest in or affirmative dispositive power over the shares of the Issuer's Common Stock covered by the Voting Agreements or the Director, Officer and Stockholder Agreements, Ascend expressly disclaims beneficial ownership of such shares of Common Stock of the Issuer.

As an inducement to the Issuer to enter into the Merger Agreement, Issuer and Ascend have also entered into the Ascend Option, which entitles the Issuer to purchase a number of shares of Ascend common stock equal to up to 19.9% of the total number of shares of Ascend common stock outstanding as of March 30, 1997 (subject to adjustment in the event of certain changes in Ascend's capitalization) or approximately 24,025,741 shares of Ascend Common Stock. The rights of the Issuer under the Ascend Option are substantially parallel to those of Ascend under the Stock Option Agreement. As a further inducement to the Issuer to enter into the Merger Agreement, Ascend has caused all of its directors and executive officers to enter into voting agreements (the "Ascend Voting Agreements"), the terms of which are substantially parallel to the Voting Agreements entered into by the officers and directors of the Issuer, and to sign director, officer and stockholder agreements (the "Ascend Director, Officer and Stockholder Agreements") restricting their ability to sell or otherwise dispose of Ascend stock except to the extent permitted by accounting rules relating to pooling of interests.

Upon consummation of the Merger, the Certificate of Incorporation of the Issuer, as in effect immediately prior to the Merger, shall be amended and restated in the form attached to the Merger Agreement.

Other than as described above, Ascend currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of
Schedule 13D (although Ascend reserves the right to develop such plans).

                              Page 8 of 15 pages

-------------------------                               ----------------------
 CUSIP NO. 147184 10 5            SCHEDULE 13D            Page 9 of 15 Pages
-------------------------                               ----------------------


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

As a result of the Option and the Voting Agreements, Ascend may be deemed to beneficially own 23,191,681 shares of the Common Stock of the Issuer, which would represent approximately 20.1% of the shares of Common Stock that would be outstanding after the exercise in full of the Option and all stock options held by parties to the Voting Agreements (based on the number of shares of Common Stock outstanding of the Issuer on March 19, 1997, as set forth in the Merger Agreement). Upon exercise of the Option in accordance with its terms, Ascend would have sole voting and dispositive power, subject to the rights of the Issuer under the Stock Option Agreement, over shares acquired upon such exercise.

18,865,514 of the shares of Common Stock described herein are subject to the Option, which is not currently exercisable. 4,425,742 of the shares of Common Stock described herein are subject to the Voting Agreements, which grant Ascend only limited voting rights and no dispositive power over such shares. Nothing herein shall be deemed to be an admission by Ascend as to the beneficial ownership of any shares of Common Stock, and Ascend disclaims beneficial ownership of all shares of Common Stock of the Issuer issuable upon exercise of the Option and subject to the Voting Agreements.

As an inducement to the Issuer to enter into the Merger Agreement, Ascend has granted the Issuer the Ascend Option which entitles the Issuer to acquire a number of shares of Ascend common stock equal to up to 19.9% of the total shares of Ascend's common stock outstanding as of March 30, 1997 (subject to adjustment in the event of certain changes in the capitalization of Ascend). The rights of the Issuer under the Ascend Option are substantially parallel to those of Ascend under the Stock Option Agreement. If the Ascend Option became exercisable and if the Issuer paid the exercise price of the Ascend Option with shares of the Issuer's Common Stock, Ascend would become the beneficial owner of the number of shares tendered by the Issuer upon exercise of the Ascend Option.

The following persons referred to in Schedule A may be deemed to beneficially own shares of Common Stock of the Issuer: Betsy S. Atkins, 214 shares, (excluding 500 shares acquired by Ms. Atkins on March 17, 1997 for $27.25 per share and sold by Ms. Atkins for $24.00 per share on March 19, 1997) over which Ms. Atkins has the sole power to vote and sole power to dispose or to direct such disposition; Martin Schoffstall, 1,000 shares (excluding 461 shares for which Mr. Schoffstall disclaims beneficial ownership except to the extent of his pecuniary interest therein), over which Mr. Schoffstall has the sole power to vote and sole power to dispose or to direct such disposition; and, Roger L. Evans, 955,209 shares, over which Mr. Evans has shared power, with Greylock Equity Limited Partnership (in which Mr. Evans is a general partner), to vote and to dispose or to direct such vote or disposition.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
to the Securities of the Issuer.
--------------------------------

Roger L. Evans, a director of Ascend and a general partner of Greylock Equity Limited Partnership, shares both the power to vote and the power to dispose or to direct such vote or disposition of 955,209 shares of Common Stock of the Issuer. Except as described in this Schedule 13D, and other than the Merger Agreement and the other agreements contemplated thereby, including the Stock Option Agreement, the Ascend Option, the Voting Agreements and the Director, Officer and Stockholder Agreements, to the best knowledge of Ascend, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                              Page 9 of 15 pages

-------------------------                               ----------------------
 CUSIP NO. 147184 10 5           SCHEDULE 13D            Page 10 of 15 Pages
-------------------------                               ----------------------


Item 7.  Material to be filed as Exhibits.
-------  ---------------------------------

EXHIBIT NO.    DESCRIPTION
-----------    -----------

1.             Cascade Stock Option Agreement, dated March 30, 1997

2.             Form of Voting Agreement




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:


By: /s/ Michael J. Johnson
   ------------------------------
   Michael J. Johnson, Controller and Chief Accounting Officer

                              Page 10 of 15 pages

----------------------------                               ---------------------
 CUSIP NO. 147184 10 5             SCHEDULE 13D            Page 11 of 15 Pages
----------------------------                               ---------------------

                                   SCHEDULE A
                                   ----------


     NAME AND ADDRESS                       PRINCIPAL OCCUPATION
     ----------------                       --------------------

Mory Ejabat                  President, Chief Executive Officer and Director of
  c/o Ascend                 Ascend
   Communications, Inc.
  One Ascend Plaza
  1701 Harbor Bay Parkway
  Alameda, CA 94502

Curtis N. Sanford            Senior Vice President, International Sales and
  c/o Ascend                 General Manager of International Operations of
   Communications, Inc.      Ascend
  One Ascend Plaza
  1701 Harbor Bay Parkway
  Alameda, CA 94502


Robert K. Dahl               Vice President, Finance, Chief Financial Officer,
  c/o Ascend                 Secretary and Director of Ascend
   Communications, Inc.
  One Ascend Plaza
  1701 Harbor Bay Parkway
  Alameda, CA 94502

Michael Hendren              Senior Vice President, North American Sales of
  c/o Ascend                 Ascend
   Communications, Inc.
  One Ascend Plaza
  1701 Harbor Bay Parkway
  Alameda, CA 94502

Anthony Stagno               Vice President, Manufacturing of Ascend
  c/o Ascend
   Communications, Inc.
  One Ascend Plaza
  1701 Harbor Bay Parkway
  Alameda, CA 94502


Michael J. Johnson           Controller and Chief Accounting Officer of Ascend
  c/o Ascend
   Communications, Inc.
  One Ascend Plaza
  1701 Harbor Bay Parkway
  Alameda, CA 94502


Jeanette Symons              Executive Vice President, Advanced Products and
  c/o Ascend                 Technology Group and Chief Technical Officer of
   Communications, Inc.      Ascend
  One Ascend Plaza
  1701 Harbor Bay Parkway
  Alameda, CA 94502

                              Page 11 of 15 pages

----------------------------                               ---------------------
 CUSIP NO. 147184 10 5              SCHEDULE 13D            Page 12 of 15 Pages
----------------------------                               ---------------------


Bernard Schneider            Vice President, Strategic Business Development of
  c/o Ascend                 Ascend
   Communications, Inc.
  One Ascend Plaza
  1701 Harbor Bay Parkway
  Alameda, CA 94502

William H. Kind              Vice President, Engineering of Ascend
  c/o Ascend
   Communications, Inc.
  One Ascend Plaza
  1701 Harbor Bay Parkway
  Alameda, CA 94502

Maureen Lawrence             Vice President, Marketing of Ascend
  c/o Ascend                   (effective April 4, 1997)
   Communications, Inc.
  One Ascend Plaza
  1701 Harbor Bay Parkway
  Alameda, CA 94502

Betsy S. Atkins              Director of Ascend
  c/o Ascend
   Communications, Inc.
  One Ascend Plaza
  1701 Harbor Bay Parkway
  Alameda, CA 94502

Roger L. Evans               Venture Capitalist with Greylock Management
  c/o Greylock Capital       Corporation and Director of Ascend
   Limited Partnership
  One Federal Street
  Boston, MA 02110

C. Richard Kramlich          General Partner of New Enterprise Associates and
  c/o New Enterprise         Director of Ascend
   Associates
  235 Montgomery Street,
   Suite 1025
  San Francisco, CA 94104

James P. Lally               General Partner of Kleiner Perkins Caufield &
  c/o Kleiner Perkins        Byers and Director of Ascend
   Caufield & Byers
  2750 Sand Hill Road
  Menlo Park, CA 94025

Martin Schoffstall           President and Chairman of the Board of Epicenter,
  Epicenter, Inc.            Inc. and Director of Ascend
  5790 Devonshire Road
  Harrisburgh, PA 17112

                              Page 12 of 15 pages

----------------------------                               ---------------------
 CUSIP NO. 147184 10 5              SCHEDULE 13D            Page 13 of 15 Pages
----------------------------                               ---------------------

                                  SCHEDULE B
                                  ----------

NAME AND ADDRESS                      PRINCIPAL OCCUPATION                           BENEFICIAL
----------------                      --------------------                           ----------
                                                                                     OWNERSHIP
                                                                                     ---------
Victoria A. Brown                      President of Communicore and                    240,000
 c/o Cascade Communications Corp.      Director of Cascade
 5 Carlisle Road
 Westford, MA 01886

Richard M. Burnes, Jr.                 General Partner of The Charles River            173,278
 c/o Cascade Communications Corp.      Partnerships and Director of Cascade
 5 Carlisle Road
 Westford, MA 01886

Gururaj Deshpande                      Executive Vice President of Business            826,174
 c/o Cascade Communications Corp.      Development and Chairman of the
 5 Carlisle Road                       Board of Directors of Cascade
 Westford, MA 01886

Paul J. Ferri                          General Partner of Matrix Partners              137,877
 c/o Cascade Communications Corp.      and Director of Cascade
 5 Carlisle Road
 Westford, MA 01886

Bruns H. Grayson                       Managing General Partner of Calvert             266,425
 c/o Cascade Communications Corp.      Capital L.P. and Director of Cascade
 5 Carlisle Road
 Westford, MA 01886

Daniel E. Smith                        President, Chief Executive Officer            1,661,034
 c/o Cascade Communications Corp.      and Director of Cascade
 5 Carlisle Road
 Westford, MA 01886

                              Page 13 of 15 pages

----------------------------                               ---------------------
 CUSIP NO. 147184 10 5              SCHEDULE 13D            Page 14 of 15 Pages
----------------------------                               ---------------------


NAME AND ADDRESS                      PRINCIPAL OCCUPATION                           BENEFICIAL
----------------                      --------------------                           ----------
                                                                                     OWNERSHIP
                                                                                     ---------
Steven C. Walske                      Chairman of the Board of Directors               32,068
 c/o Cascade Communications Corp.     of Parametric Technology
 5 Carlisle Road                      Corporation and Director of Cascade
 Westford, MA 01886

Hassan M. Ahmed                       Vice President of Engineering of                 51,440
 c/o Cascade Communications Corp.     Cascade
 5 Carlisle Road
 Westford, MA 01886

Paul E. Blondin                       Vice President of Finance and                   154,204
 c/o Cascade Communications Corp.     Administration, Chief Financial
 5 Carlisle Road                      Officer, Treasurer and Secretary of
 Westford, MA 01886                   Cascade

Michael A. Champa                     Vice President of Worldwide Sales               146,574
 c/o Cascade Communications Corp.     and Customer Service of Cascade
 5 Carlisle Road
 Westford, MA 01886

James A. Dolce, Jr.                   Vice President and General Manager              173,380
 c/o Cascade Communications Corp.     of Remote Access of Cascade
 5 Carlisle Road
 Westford, MA 01886

John E. Dowling                       Vice President of Operations of                 111,678
 c/o Cascade Communications Corp.     Cascade
 5 Carlisle Road
 Westford, MA 01886

Robert N. Machlin                     Vice President of Marketing of                   62,426
 c/o Cascade Communications Corp.     Cascade
 5 Carlisle Road
 Westford, MA 01886

                              Page 14 of 15 pages

----------------------------                               ---------------------
 CUSIP NO. 147184 10 5              SCHEDULE 13D            Page 15 of 15 Pages
----------------------------                               ---------------------


NAME AND ADDRESS                      PRINCIPAL OCCUPATION                           BENEFICIAL
----------------                      --------------------                           ----------
                                                                                     OWNERSHIP
                                                                                     ---------
Jonathan M. Reeves                     Vice President and General Manager             389,184
 c/o Cascade Communications Corp.      of Broadband Access of Cascade
 5 Carlisle Road
 Westford, MA 01886

                              Page 15 of 15 pages